BNP Paribas Group’s ownership structure change in Shinhan Financial Group

On December 28, 2007, BNP Paribas Group, our largest shareholder, reported to Financial Supervisory Service (“FSS”) that BNP Paribas Luxembourg sold 6,163,809 common shares of Shinhan Financial Group (“SFG” or the “Group”) to BNP Paribas S.A. in the market through after-hours trading. The transaction was consummated on December 27, 2007. After the transaction, BNP Paribas Luxembourg and BNP Paribas S.A. respectively holds 7,394,023 (1.57%) and 26,288,081(5.59%) of SFG common stock. However, the total number of SFG common stock owned by BNP Paribas Group has not been changed because this is a transaction between subsidiaries of the BNP Paribas Group.

[Changes in Number of Shares Held]

	December 31, 2006	December 27, 2007
BNP Paribas S.A.	20,124,272	26,288,081

BNP Paribas Luxembourg	13,557,832	7,394,023

Total	33,682,104	33,682,104

Total Ownership % *	8.83%	8.50%

*	Although the total number of shares held by BNP Paribas Group has not been changed, ownership % has been changed because total number of SFG common shares has increased by 14,631,973 to 396,199,587 in 2007.